

September 8, 2016

Martin Bloch
Chief Executive Officer
Frequency Electronics, Inc.
55 Charles Lindbergh Blvd.
Mitchel Field, N.Y. 11553

> **Re:** **Frequency Electronics, Inc.**
> **Preliminary Proxy statement filed on Schedule 14A**
> **Filed August 30, 2016**
> **File No. 001-08061**

Dear Mr. Bloch:

We have reviewed filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending the filing or by providing the requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing any amendment to the filing and the information you provide in response to these comments, we may have additional comments.

General

1. We note that the filing was tagged on EDGAR as a PRE14A. Please note for future reference that preliminary proxy statements related to a contested solicitation should be tagged as a PREC14A. Please refer to the Description of SEC Forms found on our website at https://www.sec.gov/info/edgar/forms/edgform.pdf.

2. In accordance with Rule 14a-6(a), please include a proxy card with your revised preliminary proxy statement.

3. Please disclose the total amount estimated to be incurred and the total expenditures to date for, in furtherance of, or in connection with the solicitation of security holders. Refer to Item 4(b)(4) of Schedule 14A.

Proposal No.1

Election of Directors, page 5

4. Please disclose whether all nominees have consented to being named in the proxy statement and to serve if elected. Refer to Exchange Act Rule 14a-4(d).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact, Jennifer López, Attorney-Adviser, at (202) 551-3792 or me at (202) 551-3444 with any other questions.

Sincerely,

/s/ Perry J. Hindin

Perry J. Hindin
Special Counsel
Office of Mergers and Acquisitions

cc: Dennis Block, Esq.
Greenberg Traurig, LLP